SECURITI 12011409 ION

SEC Mail Processing Section
FEB 27 2012
Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66917

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2011 (MM/DD/YY) AND ENDING DECEMBER 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.L. WATERS CAPITAL, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
135419

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BRAINTREE HILL OFFICE PARK, SUITE 106
(No. and Street)

BRAINTREE (CITY) MA (state) 02184 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ARNETT WATERS 1-781-380-8888
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnett Waters swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.L. Waters Capital, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

Notary Public
Regina Farnese
Commonwealth of Massachusetts
My Commission Expires on Oct. 27, 2017

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Partners
A.L. Waters Capital, LLC
Braintree, MA

In planning and performing my audit of the financial statements of A.L. Waters Capital, LLC for the year ended December 31, 2011, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures

are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation

of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E. Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 1, 2012

A.L. Waters Capital, LLC

Audited Financial Statements

For the Year Ended December 31, 2011

Contents

Index

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

A.L. Waters Capital, LLC
Braintree, MA

I have audited the accompanying statement of financial condition of A.L. Waters Capital, LLC as of December 31, 2011, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.L. Waters Capital, LLC as of December 31, 2011 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA P.C.

February 1, 2012

A.L. Waters Capital, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash & cash equivalents	$ 6,207
Prepaid expenses	563
	$ 6,770

Liabilities and Members' Equity

Liabilities:	
Accrued expenses	$ -
Members' equity	6,770
	$ 6,770

See Accountant's Audit Report & Accompanying Notes

A.L. Waters Capital, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Advisory income	$ -
Expenses:	
Professional fees	18,200
Regulatory fees and expenses	2,120
Fidelity bond	364
	20,684
Net Income (Loss)	($ 20,684)

See Accountant's Audit Report and Accompanying Notes

A.L. Waters Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

Balance at beginning of year	$ 8,954
Net income (loss)	(20,684)
Member capital contributions	18,500
Balance at end of year	$ 6,770

See Accountant's Audit Report and Accompanying Notes

A.L. Waters Capital, LLC
Statement of Cash Flows
Twelve Months Ended December 31, 2011

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	($ 20,684)	
Adjustments		
Add:		
Prepaid Expenses	20	
Less:		
Cash from Operations		**(20,664)**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Member Contributions	18,500	
Financing Cash Flows		**18,500**
Cash Increase (Decrease)		**(2,164)**
Cash - Beginning of Year		
Cash Checking	8,371	
Total Beginning of Year		**8,371**
Cash on Statement Date		**$ 6,207**

1. NATURE OF BUSINESS

A.L. Waters Capital, LLC (the Company) is a registered broker/dealer. It is a Massachusetts limited liabilty company organized on January 13, 2005. The Company is a member of the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The Company conducts business in the New England region.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company maintaines its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2011 the company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Thus, federal and state income (loss) are passed through to the members of the company, and not taxed at the company level. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting and the cash method for tax accounting purposes.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

4. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $6,207 at December 31, 2011, which exceed required net capital of $5,000 by $1,207. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.0 to 1.0.

5. CASH FLOWS

Cash paid for interest is as follows:

Interest	$ 0
Income Taxes	$ 0

6. FAIR VALUE OF FINANCIAL STATEMENTS

The Company's financial statements are cash and cash equivalents and prepaid expenses. The recorded values of cash and cash equivalents and prepaid expenses approximate their fair values based on their short-term nature.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 1, 2012, the date on which the financial statements were available to be issued.

8. INCOME TAXES AND UNCERTAIN TAX POSITIONS

On January 1, 2009, the Company adopted the provisions of FASB ASC 740, Accounting for Uncertainties in Income Taxes. The rules clarify the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns.

In evaluating the Company's tax positions and accruals, various factors are considered by management. The Company believes their estimates are appropriate based on current facts and circumstances. Accordingly, there are no unrecognized tax benefits or related accruals of interest and penalties recorded in these financial statements.

The Company's income tax filings are subject to audit by federal and various state taxing authorities. As of the year ended December 31, 2011, the three preceding tax years remain open for routine audit by these tax authorities. In certain circumstances, a tax year may be open beyond the three years statute of limitations law. If it is determined the Company needs to file in another jurisdiction, the statute of limitations may not apply based on the nexus tax law of that jurisdiction.

9. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between the Company and Windsor Park, Corp. whereby Windsor Park, Corp. will pay all office related costs and the Company will pay all broker dealer related costs. At December 31, 2011, there was nothing receivable from nor payable to Windsor Park, Corp.

10.RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Windsor Park, Corp. Windsor Park, Corp. will pay all office related costs and the Company will pay all broker dealer related costs. At December 31, 2011, there was nothing receivable from nor payable to Windsor Park, Corp.

The Company and its affiliate, Windsor Park, Corp. are under common control and the existence of this control could result in operating results or financial position of the entity significantly different from those that would have been obtained if the entities were autonomous.

SUPPLEMENTARY INFORMATION

A.L. Waters Capital, LLC
Schedule I
Computation of Net Capital
December 31, 2011

Total Member's Equity	$ 6,770
Less: Non Allowable Assets	(563)
Net Capital	6,207
Less: Capital Requirement	5,000
Excess Capital	$ 1,207
Aggregate Indebtedness	$ 0
Ratio of Aggregate Indebtedness To Net Capital	0.0 to 1.0

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

See Accountant's Audit Report and Accompanying Notes

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.L. Waters Capital, LLC as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A.(k)
(1)–Limited business (mutual funds and/or variable annuities only) ____ 4550

B.(k)
(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained X 4560

C.(k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ____ 4570

Clearing Firm SEC#s	Name	Product Code
8-________ [4335A]	________ [4335A2]	________ [4335B]
8-________ [4335C]	________ [4335C2]	________ [4335D]
8-________ [4335E]	________ [4335E2]	________ [4335F]
8-________ [4335G]	________ [4335G2]	________ [4335H]
8-________ [4335I]	________ [4335I2]	________ [4335I]

D.(k) (3) Exempted by order of the Commission ____ 4580

See Accountant's Audit Report and Accompanying Notes